Zarlink Releases Third Quarter Fiscal 2009 Results

•	Delivers basic earnings per share of US$0.09 or US$0.08 per diluted share, maintains strong cash position while investing in debt and share repurchase programs
•	Plans restructuring actions in fourth quarter, with expected annualized savings of US$8-10 million

OTTAWA, CANADA, January 29, 2009 – Zarlink Semiconductor Inc. (TSX:ZL) today issued results for the Fiscal 2009 third quarter ended December 26, 2008, prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

In line with guidance, third quarter revenue was US$53.8 million, compared with revenue of US$61.8 million in the Fiscal 2009 second quarter and US$48.6 million in the third quarter of Fiscal 2008. Zarlink recorded net income of US$12.1 million or US$0.09 basic earnings per share in the third quarter, compared with second quarter net income of US$7.2 million or US$0.05 per share, and a net loss of US$8.4 million or US$0.07 per share in Fiscal 2008 third quarter.

“We are aggressively managing through this slowdown to ensure we emerge as a stronger company,” said Kirk Mandy, President and CEO, Zarlink Semiconductor. “While we anticipate challenges, we are still seeing opportunities where customers are continuing to invest in products relying on our communication, medical wireless and optical interconnect solutions.  We have taken advantage of our cash holdings to strengthen our long-term financial position and enhance shareholder value, and will maintain firm cost control and are adjusting as necessary to guide Zarlink through this difficult market.”

Third quarter results include:
•	A non-cash foreign exchange gain of US$10.3 million related mainly to Zarlink’s Canadian dollar denominated debenture, based on an exchange rate of CDN$1.00 to US$0.82 at December 26, 2008;
•	A gain of US$3.6 million related to the repurchase of debt;
•	An impairment of US$3.0 million in pre-paid expenses and receivables from MHS Electronics UK Ltd.;
•	An impairment of US$1.2 million related to the fair value of assets held for sale in the United Kingdom, due to softening real estate markets;
•	Integration and severance costs of approximately US$0.6 million (US$0.5 million in cost of good sold and US$0.1 million in S&A).

At the end of the third quarter, cash and short-term investments totaled US$45.5 million compared with US$46.1 million at the end of the second quarter. During the quarter, the Company used US$2.6 million in cash to repurchase and cancel US$6.5 million principal amount of its convertible debentures and US$0.9 million to repurchase and cancel 3 million common shares.

Business review
Revenue from Zarlink’s Communication Products group was US$33.7 million compared with revenue of US$39.7 million in the previous quarter. The acquisition of Legerity Holdings, Inc. accounted for US$17.3 million in revenue in the third quarter, compared to US$24.6 million in the Fiscal 2009 second quarter.

Medical Products revenue in the third quarter of Fiscal 2009 increased to US$8.2 million, compared with US$7.8 million in the previous quarter. Optical Products revenue in the third quarter was US$5.5 million, compared with US$6.8 million in the Fiscal 2009 second quarter. Custom and Other revenue in the third quarter of Fiscal 2009 was US$6.4 million, compared with Fiscal 2009 second quarter revenue of US$7.5 million.

The Company made several important technology announcements in the third quarter, including:
•
A complete next-generation line card access solution that links Zarlink’s VoiceEdge VE792 Next-Generation Carrier Chipset (NGCC) with Mindspeed’s voice processing expertise to efficiently deliver voice service over packet networks;

•	The successful design and testing of an in-body microgenerator that converts heartbeat energy into power for implanted medical devices;
•	New ZLynx active optical cables with quad small form-factor (QSFP) and hybrid CX4-QSFP terminations for high-performance data center and computer cluster interconnect.

On January 29, 2009, Zarlink declared a quarterly dividend of CDN$0.50 per share on its preferred shares (TSX:ZL.PR.A) payable on March 27, 2009 to preferred shareholders of record as of March 6, 2009. This dividend is fully eligible for Canadian tax purposes.

Review of Operations
Gross margin in the third quarter was 49%, which included integration costs of US$0.5 million. This compares with gross margin of 50% in the previous quarter, which included integration costs of US$0.8 million.

R&D expenses in the third quarter were US$10.4 million or 19% of revenue. This compares with R&D expenses in the previous quarter of US$11.2 million or 18% of revenue, which included integration costs of US$0.1 million.

S&A expenses in the third quarter were US$11.0 million or 20% of revenue, which included integration costs of US$0.1 million. This compares with Fiscal 2009 second quarter S&A expenses of US$13.6 million or 22% of revenue, which included proxy contest costs of US$1.2 million and severance and integration costs of US$0.3 million.

Restructuring Plans
Zarlink also announced planned restructuring actions to help maintain profitability. The Company will be reducing its workforce by 6-8 percent. Zarlink’s current workforce is approximately 630 employees. No current development projects will be impacted by these actions.  Annualized savings of approximately US$8-10 million are expected as a result of this restructuring. Zarlink expects to record severance and other costs of US$5-7 million, or US$0.04 – US$0.06 per share, in the fourth quarter of Fiscal 2009.

Fourth Quarter Fiscal 2009 Guidance
The opening backlog at the start of the Fiscal 2009 fourth quarter was approximately US$54 million, compared with an opening backlog of US$53 million at the start of the third quarter. The opening backlog is based on customer requests for products to be delivered within a 90-day period. A portion of the current backlog includes customer product request dates in advance of posted delivery schedules, meaning the Company does not anticipate being able to ship all of these products in the current quarter.

As a result of this, and in combination with continuing economic uncertainties, Zarlink is forecasting Fiscal 2009 fourth quarter revenue will be between US$50 million and US$52 million. Gross margins are expected to be 49% to 51% and operating expenses are expected to be approximately US$22 million to US$23 million excluding amortization of intangibles. Excluding any potential impact of foreign exchange gains/losses related to the Company’s Canadian dollar denominated debenture, Zarlink expects fourth quarter earnings of approximately break-even before restructuring costs.

About Zarlink Semiconductor
For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company’s success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company’s web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to integrate any business, technologies, product lines or services that we have or will acquire; our dependence on revenue generation from our legacy products in order to fund development of our new products; current market conditions, including the lack of liquidity in the markets and economic slowdown, may increase our operating costs or reduce our revenue, thereby negatively impacting our operating results; our ability to operate profitably and generate positive cash flows in the future; the impact of the current economic crisis on our suppliers and customers and our ability to transfer parts to other suppliers; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; our substantial indebtedness could adversely affect our financial position; the cost and accounting implications of compliance with new accounting standards; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

An open conference call for analysts will be held today beginning at 5:00 p.m. EDT. Access the call by dialing 1-800-732-6179 or 416-644-3415. Investors, media and other parties are listen-only. For a replay, call 1-877-289-8525, passcode 21295025#  or 416-640-1917, passcode 21295025#. The replay is available until midnight February 12th, 2009. A live audio webcast will be available through www.marketwire.com (Marketwire) or from the Company’s website at www.zarlink.com.

For further information:

Ed Goffin
Media Relations and Investor Relations
613 270-7112
edward.goffin@zarlink.com

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF INCOME (LOSS) DATA
(in millions of U.S dollars, except per share amounts, U.S. GAAP)
(Unaudited)

	Three months ended			Nine months ended
	Dec. 26,	Sept. 26,	Dec. 28,	Dec. 26,	Dec. 28,
	2008	2008	2007	2008	2007
Revenue	$53.8	$61.8	$48.6	$176.1	$128.8
Cost of revenue	27.3	31.2	25.8	91.4	70.2
Gross margin	26.5	30.6	22.8	84.7	58.6

Expenses:
Research and development (“R&D”)	10.4	11.2	13.1	33.6	33.9
Selling and administrative	11.0	13.6	16.8	37.0	40.3
Acquired in-process R&D	-	-	-	-	20.3
Amortization of intangible assets	1.8	1.9	1.8	5.5	3.2
Contract impairment and other	0.1	-	1.4	0.1	2.6
Gain on sale of business	-	-	(0.7)	-	(0.7)
Impairment of current assets	3.0	-	-	3.0	-
	26.3	26.7	32.4	79.2	99.6
Operating income (loss)	0.2	3.9	(9.6)	5.5	(41.0)

Gain on sale of Mitel investment	-	-	-	-	12.9
Gain on sale of assets	-	-	2.4	0.9	2.4
Gain on repurchase of long-term debt	3.6	-	-	3.6	-
Impairment of asset held for sale	(1.2)	-	-	(1.2)	-
Interest income	0.4	0.3	0.6	1.1	3.0
Interest expense	(1.0)	(1.1)	(1.2)	(3.3)	(1.9)
Amortization of debt issue costs	(0.1)	(0.2)	(0.2)	(0.5)	(0.3)
Foreign exchange gain (loss)	10.3	1.9	(0.6)	11.9	(4.4)
Income (loss) before income taxes	12.2	4.8	(8.6)	18.0	(29.3)
Income tax recovery (expense)	(0.1)	2.4	0.2	2.4	-

Net income (loss)	$12.1	$7.2	$(8.4)	$20.4	$(29.3)

Net income (loss) attributable to common shareholders after preferred share dividends and premiums on preferred shares	$11.7	$6.5	$(9.2)	$18.6	$(32.0)

Net income (loss) per common share:
Basic	$0.09	$0.05	$(0.07)	$0.15	$(0.25)
Diluted	$0.08	$0.05	$(0.07)	$0.13	$(0.25)

Weighted average number of common shares outstanding (millions):
Basic	123.9	125.6	127.3	125.6	127.3
Diluted	154.3	157.7	127.3	157.1	127.3

Percentage of revenue:
Gross margin	49%	50%	47%	48%	45%
Research and development	19%	18%	27%	19%	26%
Selling and administrative	20%	22%	35%	21%	31%

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS DATA
(in millions of U.S. dollars, U.S. GAAP)
(Unaudited)

	Three months ended			Nine months ended
	Dec. 26,	Sept. 26,	Dec. 28,	Dec. 26,	Dec. 28,
	2008	2008	2007	2008	2007
CASH PROVIDED BY (USED IN)
Operating activities:
Net income (loss)	$12.1	$7.2	$(8.4)	$20.4	$(29.3)
Depreciation of fixed assets	1.2	1.2	1.5	3.6	4.2
Amortization of intangible assets	1.8	1.9	1.8	5.5	3.2
Stock compensation expense	0.6	0.5	0.4	1.6	1.4
Other non-cash changes in operating activities	(9.0)	(0.9)	(1.0)	(10.2)	9.9
Deferred income taxes	1.3	1.0	1.9	2.2	3.3
Decrease (increase) in working capital:
Trade accounts and other receivables	8.8	(2.9)	(1.3)	3.1	(4.9)
Inventories	(0.3)	0.6	-	0.7	(2.3)
Prepaid expenses and other	2.2	0.2	1.8	3.7	1.2
Payables and accrued liabilities	(11.5)	(2.1)	(1.7)	(16.3)	(3.8)
Deferred credits	(1.2)	2.3	(0.4)	0.8	0.7
Total	6.0	9.0	(5.4)	15.1	(16.4)

Investing activities:
Acquisition of business	-	-	(0.1)	-	(136.0)
Matured short-term investments	-	-	-	-	3.3
Expenditures for fixed assets	(0.8)	(0.7)	(3.5)	(3.1)	(5.9)
Proceeds from sale of investment	-	-	-	-	12.9
Proceeds from insurance for fixed assets	-	-	3.4	-	3.4
Proceeds from sale of fixed assets	-	-	2.7	1.0	2.7
Total	(0.8)	(0.7)	2.5	(2.1)	(119.6)

Financing activities:
Increase in long-term debt	-	-	-	-	74.5
Repurchase of long-term debt	(2.6)	-	-	(2.6)	-
Payment of dividends on preferred shares	(0.4)	(0.6)	(0.5)	(1.5)	(1.7)
Repurchase of preferred shares	(0.3)	(0.4)	(0.5)	(1.2)	(2.1)
Repurchase of common shares	(0.9)	(1.0)	-	(2.7)	-
Debt issue costs	-	-	(0.2)	-	(3.7)
Total	(4.2)	(2.0)	(1.2)	(8.0)	67.0

Effect of currency translation on cash	(1.6)	(0.5)	0.2	(2.1)	1.4

Increase (decrease) in cash and cash equivalents	(0.6)	5.8	(3.9)	2.9	(67.6)

Cash and cash equivalents, beginning of period	45.9	40.1	47.6	42.4	111.3

Cash and cash equivalents, end of period	$45.3	$45.9	$43.7	$45.3	$43.7

Zarlink Semiconductor Inc.
CONSOLIDATED BALANCE SHEET DATA
(in millions of U.S. dollars, U.S. GAAP)
(Unaudited)

	Dec. 26,	Sept. 26,	March 28,
	2008	2008	2008
ASSETS

Current assets:
Cash and cash equivalents	$45.3	$45.9	$42.4
Short-term investments	0.2	0.2	0.2
Restricted cash and cash equivalents	12.8	15.5	17.3
Trade accounts receivable – net	24.9	30.6	23.4
Other receivables – net	4.6	8.5	10.0
Inventories	28.1	27.8	28.8
Prepaid expenses and other	2.3	6.7	8.2
Deferred tax assets – current portion	1.0	1.1	1.3
Current assets held for sale	1.9	3.1	3.1
	121.1	139.4	134.7
Fixed assets – net	13.2	13.4	14.7
Deferred income tax assets – net	5.4	6.6	7.5
Goodwill	46.9	46.9	46.9
Intangible assets – net	51.0	52.8	56.5
Other assets	2.7	3.2	3.6
	$240.3	$262.3	$263.9

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade accounts payable	$13.5	$17.5	$13.3
Employee-related payables	8.8	10.4	12.7
Income and other taxes payable	0.2	0.4	0.4
Current portion of provisions for exit activities	0.9	1.1	3.5
Other accrued liabilities	7.6	8.0	9.6
Deferred credits	1.4	2.5	0.6
Deferred income tax liabilities – current portion	-	-	0.1
	32.4	39.9	40.2

Long-term debt – convertible debentures	58.5	76.2	77.4
Long-term portion of provisions for exit activities	0.2	0.3	0.4
Pension liabilities	14.7	17.8	19.9
Deferred income tax liabilities – long-term portion	-	-	0.2
Long-term accrued income taxes	2.4	7.2	10.9
Other long-term liabilities	0.9	0.9	0.8
	109.1	142.3	149.8

Redeemable preferred shares, unlimited shares authorized; 1,081,600 shares issued and outstanding as at December 26, 2008	13.8	14.1	14.7

Shareholders’ equity:
Common shares, unlimited shares authorized; no par value; 122,425,682 shares issued and outstanding as at December 26, 2008	738.8	756.9	768.5
Additional paid-in capital	33.4	15.6	5.1
Deficit	(619.5)	(631.2)	(638.4)
Accumulated other comprehensive loss	(35.3)	(35.4)	(35.8)
	117.4	105.9	99.4
	$240.3	$262.3	$263.9

Zarlink Semiconductor Inc.
SUPPLEMENTARY SCHEDULES
(in millions of U.S. dollars, U.S. GAAP)
(Unaudited)
Geographic Information:

Revenue, based on the geographic location of Zarlink’s customers, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	Dec. 26, 2008	Total	Sept. 26, 2008	Total	Dec. 28, 2007	Total

Asia – Pacific	$27.0	50%	$32.8	53%	$21.3	44%
Europe	14.5	27	15.1	25	13.9	28
Americas	12.3	23	13.9	22	13.4	28
	$53.8	100%	$61.8	100%	$48.6	100%

	Nine Months		Nine Months
	Ended	% of	Ended	% of
	Dec. 26, 2008	Total	Dec. 28, 2007	Total

Asia – Pacific	$89.3	51%	$58.2	45%
Europe	46.6	26	38.3	30
Americas	40.2	23	32.3	25
	$176.1	100%	$128.8	100%

Product Group Information:

Revenue, based on product group, was distributed as follows:

	Three Months		Three Months		Three Months
	Ended	% of	Ended	% of	Ended	% of
	Dec. 26, 2008	Total	Sept. 26, 2008	Total	Dec. 28, 2007	Total

Communication Products	$33.7	63%	$39.7	64%	$31.2	64%
Medical Products	8.2	15	7.8	13	7.6	16
Optical Products	5.5	10	6.8	11	3.9	8
Custom & Other	6.4	12	7.5	12	5.9	12
	$53.8	100%	$61.8	100%	$48.6	100%

	Nine Months		Nine Months
	Ended	% of	Ended	% of
	Dec. 26, 2008	Total	Dec. 28, 2007	Total

Communication Products	$112.5	64%	$79.7	62%
Medical Products	25.2	14	20.5	16
Optical Products	18.5	11	11.0	8
Custom & Other	19.9	11	17.6	14
	$176.1	100%	$128.8	100%